Exhibit 4.16

COMPENSATION POLICY

CAESARSTONE LTD.

Compensation Policy for Executive Officers and Directors

Effective as of September 24, 2019

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone’s value and otherwise assist Caesarstone to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone’s directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is adopted and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be solely governed by the respective personal employment agreements.

2.	Objectives

Caesarstone’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone’s shareholders in order to enhance shareholder value;

2.2.	To align the Executive Officers’ compensation with Caesarstone’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	Any grant of a compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.	In the process of drafting this Policy, the Compensation Committee and the Board have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.	The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

5.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

5.2.	The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity-based incentives, shall be at least 30% of such Executive Officer’s annual Fixed Compensation.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Caesarstone to attract and retain competent executive talent and maintain a reliable management team. The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Caesarstone’s ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone’s size, performance and field of operation and the geographical location of the employed Executive Officer as well as his personal and professional skills. To that end, Caesarstone shall utilize as a reference, comparative market data and practices, which may include, among others, a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in sectors which are similar in their characteristics to Caesarstone’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), which shall be reviewed by the Compensation Committee. Such compensation survey may be conducted internally or through an external consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include, among others, change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, relocation, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

6.4.	The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer, whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 75% of the monthly payment against a tax invoice.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone’s practice and market practice;

7.1.5.	Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and the practice in peer group companies; and

7.1.6.	Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone’s policies and procedures and to the practice in peer group companies.

Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.	In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement of out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, car allowance, and home leave visit, etc.

7.3.	Caesarstone may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular phone benefits, company car and travel benefits, reimbursement of business travel expenses, including a daily stipend when traveling, and other business related expenses, insurances, professional licenses, membership fees in professional organizations and other benefits (such as newspaper subscriptions, academic and professional studies and welfare activities), provided, however, that such additional benefits shall be determined in accordance with Caesarstone’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning Executive Officers’ compensation with Caesarstone’s objectives and business goals. Therefore, a pay-for-performance element is an important part of compensation, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the CEO and approved by the Compensation Committee at the beginning of each fiscal year or several fiscal years, or upon engagement, in case of newly hired Executive Officers, taking into account Caesarstone’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating the annual cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, changes in Caesarstone’s business environment, objectives or timelines, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the bonus plan during the calendar year.

8.3.	In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer’s engagement with the Company or on the same scheduled date for annual cash bonus payments by the Company.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Caesarstone’s Executive Officers other than Caesarstone’s chief executive officer (“CEO” and “VPs”, respectively) will be based on the measurable objectives of the Company, measurable personal objectives or non-measurable personal objectives (based on a discretionary evaluation of the VP’s overall performance by the CEO) and subject to a minimum threshold. The objectives will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee on the basis of, but not limited to, Company and personal objectives. Examples of measurable objectives that will be considered include: business and operational objectives (such as revenue, adjusted EBITDA and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.	The annual cash bonus which may be awarded to each of the VPs will not exceed such VP’s monthly base salary multiplied by eight (8).

CEO

9.3.	The annual bonus of Caesarstone’s CEO will be based mainly on measurable objectives of the Company and subject to a minimum threshold. The measurable objectives will be approved by the Compensation Committee and the Board at the commencement of each fiscal year or several fiscal years (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above).

9.4.	The annual cash bonus which may be awarded to Caesarstone’s CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone’s adjusted net income in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.	The annual cash bonus will be based mainly (at least 80%) on measurable objectives, and, with respect to its less significant part (up to 20%), may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

10.	Other Bonuses

10.1.	Special Bonus. Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed twelve (12) monthly base salaries of the Executive Officer.

10.2.	Signing Bonus. Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer’s first annual compensation package.

10.3.	Relocation Bonus. In the event an Executive Officer relocates, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc. The relocation bonus will not exceed six (6) monthly base salaries of the Executive Officer.

10.4.	Non-Compete Grant. Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity based compensation for Caesarstone’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation may be in a form of share options and/or other equity-based awards, such as restricted share units and phantom options, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.	General Guidelines for the Grant of Awards

13.1.	The fair value of the equity based compensation per vesting year (on a linear basis), determined in accordance with acceptable valuation practices at the time of grant, of each of Caesarstone’s VPs and CEO shall not exceed 0.2% and 1%, respectively, of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

13.2.	The Compensation Committee and the Board may approve the grant of equity awards with a cap on the benefit deriving from the exercise of equity-based compensation.

13.3.	Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of grant.

13.4.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years or based on performance. The exercise price of options shall be determined in accordance with Caesarstone’s equity award policies, the main terms of which shall be disclosed in the annual report of Caesarstone.

13.5.	All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

13.6.	The fair value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period and Adjustment Period

14.1.	Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to nine (9) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.2.	Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

14.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

15.	Additional Retirement and Termination Benefits

15.1	Arrangements related to termination of service or employment may be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the VP or CEO, his/her compensation package during such period, market practice in the relevant geographic location, Caesarstone’s performance during such period and the VP’s or CEO’s contribution to Caesarstone achieving its goals and maximizing its profits and other considerations that may be found relevant by Caesarstone. For example, the Compensation Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

15.2	Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices, provided that such additional retirement and termination benefits together with the termination benefits provided under Section 14.1 and 14.2 shall not exceed 24 monthly base salaries of the Executive Officer.

F. Exculpation, Indemnification and Insurance

16.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.	Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, either retroactively or in advance as provided in the indemnity agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

17.2.	Caesarstone will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

17.2.1.	The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for an annual policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981 (the “Insurance Law”);

17.2.2.	The annual premium shall not exceed US$1,000,000;

17.2.3.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company’s profitability, assets or liabilities; and

17.2.4.	The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered). The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the Insurer takes precedence over the right of the Company itself.

17.3.	The Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

17.3.1.	To purchase an insurance coverage for wrongful acts occurring before the effective date of the change in risk (the “Run Off Coverage”) of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

17.3.2.	The limit of liability of the insurer shall not exceed US$150 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Insurance Law;

17.3.3.	The premium for the insurance period shall not exceed 400% of the last paid annual premium The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

17.4.	Caesarstone may extend an existing Insurance Policy to include coverage for liability pursuant to a future public offering of securities, provided, however, that the insurance transaction complies with the following conditions:

17.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

17.4.2.	Such extension and consequent additional premium shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering Caesarstone’s exposures, the scope of coverage and market conditions and (ii) said extension reflects then prevailing market conditions, and, provided, further, that the extension shall not materially affect the Company’s profitability, assets or liabilities.

17.5.	Any other insurance coverage purchased by Caesarstone may be extended to include directors and Officers as additionally insured beneficiaries, in so far as such extension will not result in an additional premium.

G. Arrangements upon Change of Control

18.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service or adverse adjustment of the service in a material way which were upon a “Change of Control”:

18.1.	Vesting acceleration of outstanding options or other equity-based awards.

18.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

18.3.	Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 14 of this Compensation Policy, and in any case shall not exceed 24 monthly base salaries as set forth in Section 15.2.

18.4.	In the case of the CEO, a cash bonus equal to up to twelve (12) monthly base salaries.

H. Board of Directors Compensation

19.	Cash Compensation

19.1.	All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, based on the director’s relevant skills and experience, up to, on an annual basis, (i) for a director who is an Israeli resident, the total compensation payable annually to the Company’s external and independent directors, including annual fees and participation compensation; and (ii) for a director who is a non-Israeli resident, 400% of the annual fees and 400% the participation compensation payable to the Company’s external and independent directors.

19.2.	The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

19.3.	The chairperson of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director (assuming a total of nine (9) Board and committee meetings per year). In addition, the chairperson of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee and the Board, and approved by the Company’s shareholders, which shall amount to up to 50% of the chairperson’s annual base compensation.

20.	Equity Based Compensation

20.1.	Directors may also be awarded equity-based compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders.

20.2.	The fair value of the equity-based compensation per vesting year (on a linear basis) determined in accordance with acceptable valuation practices at the time of grant, of each director shall not exceed 0.1% of Caesarstone’s market fair value based on the known closing price of the Company’s shares on Nasdaq as of the date of grant.

20.3.	The Compensation Committee and the Board may approve the grant of equity awards with a cap for the benefit deriving from the exercise of equity-based compensation.

20.4.	All equity-based awards granted to directors shall be subject to vesting periods. Unless determined otherwise in a specific award agreement, grants to directors shall vest gradually over a period of between three (3) to four (4) years.

20.5.	All other terms of the equity awards shall be in accordance with Caesarstone’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any director’s awards, including, without limitation, in connection with a change of control, subject to any additional approval if such may be required by the Companies Law.

20.6.	The fair value of the equity-based compensation for directors will be determined according to acceptable valuation practices at the time of grant.

21.	Expense Reimbursement

21.1.	Members of Caesarstone’s Board shall be entitled to reimbursement of expenses incurred in the performance of their duties and other services to the Company.

I. Miscellaneous

22.	Nothing in this Policy shall be deemed to grant any of Caesarstone’s Executive Officers, directors or employees or any third party any right or privilege in connection with their engagement with the Company. Such rights and privileges shall be governed by the respective personal employment or engagement agreements. The Board may determine that none or only part of the payments and benefits shall be granted, and is authorized to cancel or suspend a compensation package or part thereof, subject to any applicable law.

23.	An Immaterial Change in the terms of employment of a VP may be approved by the CEO, provided that the amended terms of employment are in accordance with this Compensation Policy, and subject to the following mechanism: following the CEO’s approval of an Immaterial Change, any further change to the terms of employment of that certain VP (whether Immaterial Change or not) shall be subject to the approval of the Compensation Committee and the Board, and, after their approvals, the next Immaterial Change in the terms of employment of such VP may be once again approved by the CEO.

An “Immaterial Change” means change (or changes, on an accumulated basis) in the terms of employment of a VP, other than equity awards, that amounts to up to 5% of the VP’s annual gross base salary.

24.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Compensation Policy, Caesarstone may follow such new regulations or law amendments, even if such new regulations and law amendments are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person or entity other than Caesarstone.